JOYY Inc.

Building B-1, North Block of Wanda Plaza

No. 79 Wanbo Er Road

Nancun Town, Panyu District

Guangzhou 511442

The People’s Republic of China

January 8, 2021

VIA EDGAR

Mr. Robert Littlepage

Ms. Lisa Haynes Etheredge

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JOYY Inc. (the “Company”)

Form 20-F for the Year Ended December 31, 2019

Filed April 27, 2020

Form 6-K filed November 17, 2020

File No. 001-35729

Dear Mr. Littlepage and Ms. Etheredge:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 30, 2020 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 20-F for the year ended December 31, 2019 filed by the Company on April 27, 2020 (the “2019 20-F”) and the Form 6-K filed by the Company on November 17, 2020 (the “November 6-K”). The comments are repeated below in bold and followed by the responses thereto.

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Form 6-K filed November 17, 2020

Exhibit 99.2

Third Quarter 2020 Operational Highlights, page 1

1.	We note that during both the second and third quarters of 2020, the total number of paying users of YY decreased compared to the corresponding periods of 2019. Your disclosures indicate this decline was due to COVID-19 impacts. Please revise future filings and supplementally explain in greater detail how COVID-19 negatively impacted the number of paying users of YY while the average mobile MAUs for YY global live streaming services increased over the same periods.

The Company respectfully advises the Staff that the paying users of YY refers to the registered users who purchased virtual items on platforms of YY Live, the domestic video-based entertainment live streaming business of the Company (“YY Live”), and the average mobile MAUs for YY refers to the mobile average monthly active users of YY Live.

The Company respectfully advises the Staff that the total number of paying users of YY Live decreased by 2.2% and 4.7% in the second and third quarters of 2020, respectively, as compared with the corresponding periods in 2019, primarily due to the negative impacts of COVID-19 on the income and personal financial conditions of some of its existing and prospective paying users, which decreased their discretionary spending on online entertainment. As an effort to contain the spread of COVID-19, China took precautionary measures that reduced economic activities, including temporary closure of corporate offices, retail outlets and other business facilities, as well as strict implementation of quarantine measures. These measures adversely impacted the macroeconomic environment of China as well as the income and personal financial condition of many individuals. Such impact in turn adversely affected the willingness of some YY Live users to purchase virtual items or other products or services on the live streaming platforms of YY Live, contributing to the decreases in the paying users of YY Live during the second and third quarters of 2020.

The Company respectfully advises the Staff that the average mobile MAUs of global live streaming services of the Company increased by 20.4% in the second quarter of 2020 and decreased by 2.3% in the third quarter of 2020, among which the average mobile MAUs of YY Live increased by 6.0% and 3.4% in the second and third quarters of 2020, respectively, as compared to the corresponding periods of 2019. The increases in the average mobile MAUs of YY Live during the second and third quarters of 2020 were primarily due to (i) the increase in online leisure time for online entertainment, attributable to the restrictive measures imposed on travelling and offline entertainment activities, and (ii) the enriched and diversified content offerings and effective operating strategies of YY Live to attract active users.

The Company acknowledges the Staff’s comment and hereby undertakes to revise the Company’s future filings to explain in greater detail the impacts of COVID-19 on its operations, to the extent material.

Form 20-F for the Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects

Operating Results, page 93

2.	Please revise your future filings beginning with your Form 20-F for the period ended December 31, 2020 to provide updated disclosures about the specific impacts of COVID-19 on your operations, liquidity and capital resources. Please refer to CF Disclosure Guidance: Topic 9A, which is available on the Commission's website.

The Company acknowledges the Staff’s comment and hereby undertakes to duly consider the guidance released by the Securities and Exchange Commission and to revise the Company’s future filings beginning with its Form 20-F for the period ended December 31, 2020 to provide updated disclosure about the specific impacts of COVID-19 on its operations, liquidity and capital resources.

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If you have any additional questions or comments regarding the 2019 20-F or the November 6-K, please contact the undersigned by phone at +86.20.8212-0088 or via e-mail at jinbing@yy.com or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, by phone at +852.3740-4863 or via e-mail at julie.gao@skadden.com. Thank you.

Very truly yours,

/s/ Bing Jin
Bing Jin
Chief Financial Officer

cc:	David Xueling Li, Chairman of the Board and Chief Executive Officer, JOYY Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP